

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 23, 2016

Mr. Luis Massiani
Senior Executive Vice President and
Chief Financial Officer
Sterling Bancorp
400 Rella Boulevard
Montebello, NY 10901

> **Re: Sterling Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 8-K Dated April 26, 2016**
> **Filed April 26, 2016**
> **File No. 001-35385**

Dear Mr. Massiani:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2105

Item 6. Selected Financial Data

Non-GAAP Financial Measures, pages 24-25

1. We note your discussion of "core net income" and "core total revenue" in this section. Please note that the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of gains or losses on sale of securities and charges for asset write-downs, banking systems conversion, retention and severance expenses from net income to arrive at "core" income implies that sales of investments and asset write-downs, banking systems conversion, retention and severance expenses are

not an inherent part of your core operations even though you had net gains or losses on sale of securities and incurred charges for asset write-downs, banking systems conversion, retention and severance expenses over the last five years. We believe it would be appropriate to use a more descriptive title to describe the non-GAAP financial measure, perhaps by eliminating the use of the word "core" in the title. Please revise your disclosures in future filings accordingly.

2. You have excluded merger-related expenses and asset write-downs, banking system conversion, retention and severance expenses to arrive at core net income. Please tell us, in greater detail, the specific nature and amount of each of these expenses by year. In your response, please indicate whether the expense relates to a one-time event or transaction or was incurred as part of your ongoing operations.

Form 8-K filed April 26, 2016

Exhibit 99.1 – Press Release of Sterling Bancorp, dated April 26, 2016

Key Highlights for the Three Months ended March 31, 2016

3. It appears you prominently present non-GAAP financial measures in this section and you disclose non-GAAP financial measure before or without disclosing the most directly comparable GAAP financial measures throughout the exhibit which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3291 with any questions.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services